ENDEAVOUR SILVER CORP.
(the “Company”)

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006

CAUTION – FORWARD LOOKING STATEMENTS

We seek safe harbour.

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

1.0      Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three months ended March 31, 2006 and the audited consolidated financial statements for the period ended December 31, 2005 and the audited consolidated financial statements for the year ended February 28, 2005, which are available at the SEDAR website at www.sedar.com.

In March 2005, the Company changed its fiscal year end from February 28 to December 31. During the transition year, the fiscal period is for the ten-month period from March 1, 2005 to December 31, 2005. For the three months ended March 31, 2006, the comparable prior period presented for its statements of operations and cash flows is for the three months ended February 28, 2005.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All information contained in the MD&A is as of May 12, 2006 unless otherwise indicated.

1.1      Background

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. The business philosophy of the Company has historically been to identify, explore and develop mineral targets. The Company financed its operating and exploration activities principally by the issuance of common shares. In January 2006, the Company fully earned its 51% interest in a high grade silver mine and ore processing plant in Mexico.

Silver markets continued to show strength as the cumulative average increased from US$4.8758 per ounce in 2003 to US$6.6711 in 2004, to US$7.3164 in 2005 and then to US$10.7822 from January 2006 to early May 2006. Silver prices reached new highs of over US$14 in mid-April 2006 and early May 2006.

Endeavour Silver Corp.	Page 1

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars unless otherwise noted)

In May 2004, the Company signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Project”) in Durango, Mexico. Terms of the agreement gave the Company the option to acquire a 51% interest in these operating assets by paying a total of US$3 million to the vendors and incurring US$1 million in mine exploration and development within one year. The balance of the 49% interest can be earned by paying a further US$4 million over the period to January 2008. To complete the acquisition of the initial 51% interest, payments totalling US$1 million had to be made by January 28, 2006. As at December 31, 2005, the Company had paid the vendors US$3 million and invested in excess of $10 million in property acquisitions, mine exploration and development and capital assets.

At January 28, 2006, the Company made payments totalling US$1 million thereby fully earning and vesting its 51% interests in the Guanacevi Project.

1.2      Overall Performance

The Guanacevi Project

In the first quarter of 2006, accelerated production in the Porvenir mine was realized from the development activities in the prior period.

The Santa Cruz mine continues to be closed temporarily to allow for underground exploration. Drilling confirms further mineralization in the mine.

An independent engineering audit was completed for the ore processing plant in early March 2005 which resulted in positive evaluations of its operations. The ore processing plant currently operates well below capacity even after the North Porvenir mine was re-opened for mining.

During the period ended December 31, 2005, the Company continued with its aggressive expansion plans by the acquisitions of additional mining properties in the Guanacevi district.

The Guanacevi Project produced 300,872 oz silver and 605 oz gold, or 331,122 oz silver equivalents (using a 50 Ag: 1 Au ratio) for the three months ended March 31, 2006.

In the first quarter of 2006, the Company retained Range Consulting Group, LLC (“RCG”) to complete a review and/or update of mineral reserves and resources for the Porvenir Mine (North Porvenir and El Porvenir properties combined), Porvenir Dos and Deep Santa Cruz mineralized zones. Their technical report entitled “Mineral Resource and Reserve Estimate, Guanacevi Project, Durango, Mexico” (“RCG Report”) and authored by A.E. Olson, MAusIMM, who is an independent Qualified Person under the definition by NI 43-101, was prepared in compliance with NI 43-101. The technical report increased proven and probable mineral reserves from nil in 2005 to 3,481,200 oz silver in 2006. Inferred mineral resources increased 178% from 3,839,000 oz silver in 2005 to 10,655,500 in 2006. Total silver reserves and resources now exceed 14 million oz in the Guanacevi Project, which should provide an estimated mine life of 7 years assuming 100% conversion of resources to reserves.

A major private placement offering for $23 million closed in April 2006, and up to an additional $8.5 million in financing from the original agency agreement being subject to regulatory and shareholder approval.

Porvenir Mine

For the three months ended March 31, 2006, total output from the Porvenir Mine was 32,105 dry tonnes (average

Endeavour Silver Corp.	Page 2

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars unless otherwise noted)

434 tpd) grading 542 gpt Ag and 0.94 gpt Au, or 17.2 opt Ag equiv., of which 7,300 tonnes were stockpiled at the ore processing plant for future processing as the plant undergoes upgrades to increase its processing capacity.

In late March 2006, RCG completed a review and update of mineral reserves and resources for the Porvenir Mine (North Porvenir and El Porvenir properties combined). In the RCG Report, mineral reserves were estimated by the manual method using the Company’s drill hole and underground sample data to March 15, 2006 as follows:

Porvenir Mine Reserves
		Silver	Gold	Silver	Gold	Ag Equivalent
Classification	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)

Zone 1
Proven	18,403	426	0.64	252,100	379	470	278,251
Probable	26,293	425	0.63	359,300	533	468	396,077
Proven and Probable	44,696	425	0.63	611,400	912	468	674,328

Zones 2 and 3
Proven	75,793	645	0.93	1,571,700	2,266	701	1,707,660
Probable	63,386	637	0.92	1,298,100	1,875	692	1,410,600
Proven and Probable	139,179	641	0.93	2,869,800	4,141	697	3,118,260

All Zones Combined
Proven	94,196	602	0.87	1,823,800	2,645	656	1,985,911
Probable	89,679	575	0.83	1,657,400	2,408	627	1,806,677
Proven and Probable	183,875	589	0.85	3,481,200	5,053	642	3,792,588

Reserves were based on a US$7 silver price, a US$427 gold price, minimum mining width of 1.0 metre, mine extraction rate of 87%, mine dilution of 10% at 70 gpt silver, and cutoff grades of 404 gpt Ag for Zone 1 and 353 gpt Ag for Zones 2 and 3. Silver equivalents were calculated as silver oz plus gold oz multiplied by the equivalence ratio (69 for Zone 1 and 60 for Zones 2 and 3). The equivalence ratio was calculated as the silver recovery/gold recovery multiplied by the silver net smelter return/gold net smelter return. Net smelter return is the payable value minus the costs of freight, smelting, refining and royalties.

The mineral resources were in addition to the reserves and were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade, as follows:

Endeavour Silver Corp.	Page 3

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars unless otherwise noted)

Porvenir Mine Inferred Resources
		Silver	Gold	Silver	Gold	Ag Equivalent
Classification	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)

Zone 1	197,677	411	0.99	2,612,100	6,292	479	3,046,250
Zones 2 & 3	194,898	369	0.62	2,312,200	3,885	412	2,545,300
All Zones Combined	392,575	390	0.81	4,924,300	10,177	446	5,591,550

Deep Santa Cruz Zone

During the first quarter of 2006, an underground drill was moved to a second crosscut and additional mineralization was intersected in the Deep Santa Cruz zone.

In late March 2006, RCG completed a review of resources for Deep Santa Cruz. In the RCG Report, mineral resources for Deep Santa Cruz were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade as follows:

Deep Santa Cruz Inferred Resources
		Silver	Gold	Silver	Gold	Ag Equivalent
Vein	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)
Shell A	18,879	653	0.59	396,400	358	689	418,240
Shell B	74,237	572	1.21	1,365,200	2,888	646	1,541,370
Shell C	46,916	542	1.07	817,500	1,614	607	915,950
Shell D	12,737	772	1.94	316,100	794	890	364,530
All Zones Combined	152,769	589	1.15	2,895,200	5,654	668	3,240,090

Resources were based on a minimum mining width of 1.0 m at a 200 gpt Ag cutoff grade without considering dilution or extraction rates. Silver equivalents were calculated as the ratio of a US$427 gold price and a US$7 silver price (1:61). Additional factors such as metal recoveries and net smelter returns will affect the silver equivalent calculation but are not yet known for the Deep Santa Cruz zone.

The mine remains closed temporarily in 2006 as further underground drilling and development efforts are underway to expand the silver resources, to develop a mine plan, and to prepare the Deep Santa Cruz zone for production in 2007.

Porvenir Dos Property

The Porvenir Dos property is located adjacent to and northwest of the North Porvenir mine, and covers more than 1 km of prospective strike length on the Santa Cruz vein. The property is the fourth discovery of high-grade mineralization on the Company’s Guanacevi Project. Exploration efforts on the property are ongoing.

In March 2006, the RCG Report provided resource estimates for Porvenir Dos which were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade as follows:

Endeavour Silver Corp.	Page 4

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars unless otherwise noted)

Porvenir Dos Inferred Resources
		Silver	Gold	Silver	Gold	Ag Equivalent
Vein	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)

Santa Cruz	170,017	407	0.84	2,224,700	4,592	458	2,504,800
Conglomerate	40,115	474	0.73	611,300	942	519	668,760
All Zones Combined	210,132	420	0.82	2,836,000	5,534	477	3,173,560

Resources were based on a minimum mining width of 1.0 m at a 200 gpt Ag cutoff grade without considering dilution or extraction rates. Silver equivalents were calculated as the ratio of a US$427 gold price and a US$7 silver price (1:61). Additional factors such as metal recoveries and net smelter returns will affect the silver equivalent calculation but are not yet known for the Porvenir Dos zone.

Guanacevi Processing Plant

For the first quarter ended March 31, 2006, the processing plant throughout was 24,805 dry tonnes (average 279 tpd) grading 479 gpt Ag and 0.95 gpt Au, or 15.3 opt Ag equivalents. Metal recoveries averaged 77.4% for silver and 79.5% for gold. The Porvenir mine provided 88% of the plant throughout, with the balance being provided from the re-processing of old tailings (8.1%) and the custom milling of sulfide ores from another small mine in the Guanacevi district (4.3%) .

Other Matters

At January 28, 2006, the Company made payments totalling US$1 million thereby fully earning and vesting its 51% interests in the Guanacevi Project.

On February 7, 2006, the shares of the Company were listed for trading on the Toronto Stock Exchange; previously its shares were listed on the TSX Venture Exchange.

In March 2006, the Company entered into an agreement with Salman Partners Inc. to act as lead agent for a syndicate of agents, including BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation, in a best efforts private placement offering of up to 5 million special warrants at $4.50 per special warrant for gross proceeds of up to $22.5 million. An over-subscription option allowed for up to an additional 2 million special warrants for additional proceeds of $9 million. On April 24, 2006, the Company closed the placement for 5.11 million special warrants, for gross proceeds of $22,995,000. Each special warrant is comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant will be exercisable to purchase one common share at a price of $5.25 for a period of 18 months from the closing date. The Company filed its prospectus on May 15, 2006 for the placement which closed on April 24, 2006. For the private placement, the agents will receive a cash commission of 6% of the gross proceeds and broker warrants exercisable for common shares equal to 6% of the total special warrants placed. The broker warrants have the same terms as the warrants in the private placement. The Company has agreed to seek a conditional listing for the share purchase warrants on the Toronto Stock Exchange as of the closing date. The private placement is subject to all necessary regulatory and shareholder approvals.

1.3      Selected Annual Information

Endeavour Silver Corp.	Page 5

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars unless otherwise noted)

Selected annual information for the Company for each of the three fiscal periods ended December 31, 2005, February 28, 2005 and February 29, 2004 are as follows:

	Ten Months Ended	Years Ended
	December 31,	February 28,	February 29,
(in $000s except per share amounts)	2005	2005	2004

Total revenues	$-	$-	$-

Loss before discontinued operations and extraordinary items:
(i) Total	$(5,669)	$(2,565)	$(779)
(ii) Basic per share	$(0.23)	$(0.15)	$(0.11)
(iii) Diluted per share	$(0.23)	$(0.15)	$(0.11)

Net loss:
(i) Total	$(5,669)	$(2,565)	$(779)
(ii) Basic per share	$(0.23)	$(0.15)	$(0.11)
(iii) Diluted per share	$(0.23)	$(0.15)	$(0.11)

Total assets (1)	$30,400	$11,246	$761
Total long-term liabilities (1)	$-	$-	$-
Dividends per share	$-	$-	$-

(1)	Total assets and long-term liabilities are as at December 31, 2005, February 28, 2005 and February 29, 2004.

Total assets and net losses increased significantly in recent fiscal periods relative to prior years given that in the period ended December 31, 2005 the Company invested $3,183,047 pursuant to option agreements related to its 51% interests in the mine, mining concessions and ore processing plant, raised gross proceeds of $14.4 million from brokered and non-brokered private placements with additional proceeds of about $7.2 million from the exercise of options and warrants, and increased its level of operations with the commensurate increases in expenses and net loss in fiscal 2005, and incurred losses from its option interests in the Guanacevi Project.

1.4      Results of Operations

First Quarter Ended March 31, 2006 – Three months ended March 31, 2006 compared with three months ended February 28, 2005

In March 2005, the Company changed its fiscal year end from February 28 to December 31. During the transition year, the fiscal period was for the ten-month period from March 1, 2005 to December 31, 2005. For the three months ended March 31, 2006, the comparable prior period presented for its statements of operations and cash flows is for the three months ended February 28, 2005.

At January 28, 2006, the Company made payments totalling US$1 million thereby fully earning and vesting its 51% interests in the Guanacevi Project.

Select operating and financial data from the Company’s Guanacevi Project are as follows:

Endeavour Silver Corp.	Page 6

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars unless otherwise noted)

March 31, 2006

Operating Data (From January 1, 2006 to March 31, 2006)

Guanacevi Project:
Silver production in ounces	300,872
Gold production in ounces	605

Mine Production:
Dry tonnes	32,105
Ag gpt	542
Au gpt	0.94
Stockpiles (tonnes)	7,300

Processing Plant:
Dry tonnes	24,805
Ag gpt	479
Au gpt	0.95
Recoveries for silver	77.4%
Recoveries for gold	79.5%

Financial Data (Consolidated from February 1, 2006 to March 31, 2006)

Revenues from mine operations	$2,586
Cost of mine operations	1,575
Amortization and depletion	484
Earnings from mine operations	$527

The Company realized earnings from mine operations of $527,000 from its mining and milling operations from revenues of $2.59 million in the first quarter of 2006. Most of the revenues were generated from the North Porvenir mine.

The Company incurred a consolidated net loss of $1.9 million in the quarter. Stock-based compensation expense of $1.56 million contributed significantly to the loss. General and administrative expenses increased to reflect the commensurate and ancillary activities related to exploration, mine development, mining and milling operations of the Company.

In the prior fiscal period, the Company had only a 51% option interest in the Guanacevi Project which became fully earned and vested in the first quarter ended March 31, 2006.

The ore processing plant was still operating at below capacity in the first quarter until necessary upgrades are expected to be completed by the end of the second quarter.

As at March 31, 2006, expenditures on the Company’s mineral properties were comprised of the following:

Endeavour Silver Corp.	Page 7

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars unless otherwise noted)

	Guanacevi
	Project
	(Mexico)	Total

Balance, December 31, 2005	$4,125	$4,125

Additions during the period:
Acquisition costs	-	-
Mine development costs	1,891	1,891
Exploration costs:
Assays and surveys	96	96
Drilling	2,351	2,351
Foreign exchange	(227)	(227)
Field supplies and labour	74	74
Geologists and consultants	165	165
Roads and drill pads	45	45

Future income tax	2,321	2,321
Depletion to operations	(408)	(408)

Balance, March 31, 2006	$10,433	$10,433

To complete the initial acquisition of the Company’s 51% interests, the Company made payments totalling US$1 million on January 28, 2006 for the Minera Santa Cruz, the mining concessions and the Guanacevi processing plant. To earn the remaining 49% thereafter, payments of US$1.5 million must be made on January 28, 2007 and another US$1.5 million on January 28, 2008.

1.5      Summary of Quarterly Results

The following table presents selected financial information of the Company for each of the last eight quarters ended March 31, 2006:

	Dec 31, 2006		Dec 31, 2005			Feb 28, 2005
(in $000s	Year End		Period End			Year End
except per share amounts)	Mar 31, 2006	Dec 31, 2005	Aug 31, 2005	May 31, 2005	Feb 28, 2005	Nov 30, 2004	Aug 31, 2004	May 31, 2004

Total revenues	$2,586	$-	$-	$-	$-	$-	$-	$-

Loss before discontinued
operations and
extraordinary items:
(i) Total	$(1,929)	$(3,488)	$(1,024)	$(1,157)	$(649)	$(455)	$(403)	$(1,058)
(ii) Basic per share	$(0.06)	$(0.13)	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)
(iii) Diluted per share	$(0.06)	$(0.13)	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)

Net loss:
(i) Total	$(1,929)	$(3,488)	$(1,024)	$(1,157)	$(649)	$(455)	$(403)	$(1,058)
(ii) Basic per share	$(0.06)	$(0.13)	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)
(iii) Diluted per share	$(0.06)	$(0.13)	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)

1.6      Liquidity and Capital Resources

Endeavour Silver Corp.	Page 8

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars unless otherwise noted)

The following table contains selected financial information of the Company’s liquidity:

(in $000s)	March 31, 2006	December 31, 2005	February 28, 2005

Cash and cash equivalents	$17,135	$18,561	$4,958
Working capital	$17,903	$18,957	$5,260

Pursuant to an agency agreement dated April 24, 2006 (the “Agency Agreement”) among Salman Partners Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation (together, the “Agents”) and the Company, the Agents agreed to sell, on a best efforts basis, up to 5,000,000 Special Warrants at a price of $4.50 per Special Warrant. The Agents were also granted an over-subscription option to sell up to an additional 2,000,000 special warrants (the “Over-subscription Option”). Each Special Warrant converts into, for no additional consideration, one common share of the Company (a “Common Share”) and one-half of one warrant, with each whole warrant (a “Warrant”), being exercisable for one common share of the Company (a “Warrant Share”) for a period of 18 months from closing. On April 24, 2006, the Issuer closed with the Agents on the placement of 5,110,000 special warrants (the “Special Warrants”), generating gross proceeds to the Company of $22,995,000. This figure included 110,000 Special Warrants sold pursuant to the Over-subscription Option. The 5,110,000 Special Warrants were exercised and converted on May 15, 2006, pursuant to the Company’s prospectus dated effective May 15, 2006 (available on SEDAR at www.sedar.com under the heading “Final short form prospectus –English”). Each Warrant is exercisable into one Warrant Share at a price of $5.25 for a period of 18 months ending October 24, 2007. On closing, the Agents received a 6% cash commission of $1,379,700 and 306,600 agent special warrants (the “Agents’ Special Warrants”). Each Agents’ Special Warrant, on their deemed exercise, converted into one agent warrant (an “Agent Warrant”). Each Agent Warrant is exercisable to acquire one common share at $5.25 per share until October 24, 2007 (an “Agent Warrant Share”). The TSX has conditionally approved the listing of the Common Shares and Warrant Shares as well as the listing of the Warrants. Listing of the Warrants is subject to the Company fulfilling all of the requirements of the TSX. The Special Warrants were issued under and are governed by an indenture dated April 24, as amended May 10, 2006, (together the “Special Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Agent”). The Warrants were issued under an indenture (the “Warrant Indenture”) dated April 24, 2006 between the Company and the Warrant Agent upon the exercise of the Special Warrants.

The Company expects that, on or before August 10, 2006 (being the last day conditionally approved by the TSX), it will sell the remaining 1,890,000 Special Warrants issuable pursuant to the Over-subscription Option at a price of $4.50 per Special Warrant (the “Future Placement”). In accordance with the policies of the TSX, the Future Placement will be subject to the approval of the Company’s shareholders. There is no certainty that the Future Placement will close. Shareholder approval to the Future Placement and related matters will be sought at the Company’s Annual and Special General Meeting on June 14, 2006. In the event that the Future Placement does close on or before July 15, 2006, the Company has agreed to use its reasonable best efforts to obtain, on or before July 15, 2006, a decision document from the British Columbia Securities Commission under the Mutual Reliance Review System for Prospectuses and Annual Information Forms (a “MRRS Decision Document”) relating to the qualification for trading of any Common Shares and Warrants issuable upon exercise of those Special Warrants issued in the Future Placement in the relevant Canadian jurisdictions. In the event the Company fails to obtain a MRRS Decision Document on or before July 15, 2006, each Special Warrant that may be issued under the Future Placement will, upon exercise or deemed exercise, convert into 1.1 Common Share and 0.55 of a Warrant.

1.7      Capital Resources

Item 1.6 provides further details.

Endeavour Silver Corp.	Page 9

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars unless otherwise noted)

1.8      Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

1.9      Transactions with Related Parties

The Company entered into the following transactions with related parties:

(a)	Consulting fees of $36,000 paid to a company controlled by a director; and

(b)	Rent of $4,500 was incurred and paid to a company with certain common directors.

1.10      First Quarter

Items 1.4 and 1.5 provide further details.

1.11      Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12      Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to mineral properties.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

1.13      Changes in Accounting Policies Including Initial Adoption

Variable interest entities:

Effective March 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

Endeavour Silver Corp.	Page 10

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars unless otherwise noted)

1.14      Financial Instruments and Other Instruments

There are no financial instruments or other instruments.

1.15      Other MD&A Requirements

1.15.1    Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2006.

1.15.2    Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the Company’s consolidated financial statements.

(b)	expensed research and development costs; Not applicable.

(c)	deferred development costs; Not applicable.

(d)	general and administrative expenses; and

The required disclosure is presented in the Company’s consolidated financial statements.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d); None.

1.15.3    Outstanding Share Data

The Company’s authorized share capital is comprised of unlimited common shares without par value.

As at March 31, 2006, a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

Changes in the Company’s share capital for the three months ended March 31, 2006 were as follows:

Endeavour Silver Corp.	Page 11

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars unless otherwise noted)

	Number
	of Shares	Amount

Balance, December 31, 2005	32,366,330	$39,706
Issued during the period:
For cash from exercise of share purchase options	101,000	300
For cash from exercise of warrants	561,959	1,220
Balance, March 31, 2006	33,029,289	$41,226

As at May 12, 2006, the Company had 33,873,196 common shares issued and outstanding.

At March 31, 2006, the Company had outstanding options to purchase an aggregate 2,677,900 common shares as follows:

	March 31, 2006
		Weighted
		average
	Number	exercise
	of Shares	price

Outstanding, beginning of period	2,223,900	$1.88
Granted	555,000	$2.55
Exercised	(101,000)	$1.73
Cancelled	-	-
Outstanding, end of period	2,677,900	$2.03

Options exercisable at period-end	2,677,900

At May 12, 2006, options for 2,565,900 shares remain outstanding.

At March 31, 2006, the Company had outstanding warrants to purchase an aggregate 4,946,041 common shares as follows:

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	March 31, 2006
$2.30	February 1, 2007	1,058,000	-	(548,000)	-	510,000
$2.10 /	July 22, 2006 /
$2.30	July 22, 2007	1,000,000	-	-	-	1,000,000
$2.90	October 5, 2007	3,450,000	-	(13,959)	-	3,436,041
		5,508,000	-	(561,959)	-	4,946,041

At May 31, 2006, warrants for 4,214,134 shares remain outstanding.

Endeavour Silver Corp.	Page 12

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars unless otherwise noted)

1.16      Outlook

The property acquisitions in Mexico coupled with cash and cash equivalents of $17 million and working capital of $17.9 million at March 31, 2006 have facilitated the Company’s goal to becoming a top tier primary silver producer. The special warrant offering of up to $31.5 million in equity financing in 2006 would significantly enhance the Company’s ability to seek more advanced properties for acquisition and to expand its operations on a more accelerated basis. These acquisitions and financings should allow the Company to expand its landholdings, silver reserves and resources and production. The Company has the financial resources for exploration drilling, underground development and production optimization.

1.17      Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2006 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Controls over Financial Reporting

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any significant deficiencies of material weaknesses in the Company’s internal controls requiring corrective actions.

Endeavour Silver Corp.	Page 13